FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date:	January 31, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: January 31, 2007
URL: http://www.komatsu.com/

Consolidated Business Results

for Nine Months of the Fiscal Year Ending March 31, 2007 (U.S. GAAP)

1. Matters Related to the Production of the Outline of Business

1)	Simplified accounting procedures: Adopted in part to calculate tax expenses.

2)	Changes in accounting procedures since the last consolidated fiscal year: None.

3)	Changes in group of entities:

Consolidated subsidiaries

Added: 3 companies	Removed: 15 companies

Affiliated companies accounted for by the equity method

Added: None	Removed: 1 company

2. Results for Nine Months of the Fiscal Year Ending March 31, 2007

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Results

	Millions of yen except per share amounts
	Nine Months ended December 31, 2006	Nine Months ended December 31, 2005	Changes Increase		FY ended March 31, 2006
Net sales	1,354,345	1,172,674	181,671	15.5%	1,631,583

Operating income	169,390	122,266	47,124	38.5%	164,807

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	163,594	116,508	47,086	40.4%	157,125

Net income	109,561	83,722	25,839	30.9%	114,290

Net income per share (Yen)
Basic	¥110.27	¥84.36	¥25.91		¥115.13
Diluted	¥110.08	¥84.24	¥25.84		¥114.93

Notes:	1) Perentages shown above, such in net sales and operating income, represent the rates of change compared with the corresponding nine months a year ago.

2)      Operating income stated hereafter represents the amount in conformity with U.S. GAAP, as Komatsu Ltd. changed its form of consolidated statement of income from single- to multiple-step, starting in the first half period ended September 30, 2006. The previous operating income for the fiscal year ended March 31, 2006 and for the nine months ended December 31, 2005, are presented in conformity with U.S. GAAP to ensure comparability.

3)      In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the fiscal year ended March 31, 2006 and for the nine months ended December 31, 2005 have been retrospectively reclassified as for the discontinued operations.

(2) Consolidated Financial Position

	As of December 31, 2006	As of March 31, 2006
Total assets (Millions of yen)	1,768,506	1,652,125
Shareholders’ equity (Millions of yen)	728,814	622,997
Shareholders’ equity ratio (%)	41.2	37.7
Shareholders’ equity per share (Yen)	733.38	626.98

3. Management Performance (Consolidated)

For the 9-month period of the fiscal year, ending March 31, 2007, Komatsu posted consolidated net sales of ¥1,354.3 billion, up 15.5% over the previous corresponding period. Operating income advanced 38.5%, to ¥169.3 billion, while net income reached ¥109.5 billion, up 30.9%. All three results represent record-high figures for 9-month periods, and expanded sales and profits for five consecutive 9-month periods. Operating income ratio improved to 12.5%, up 2.1 percentage points from the 9-month period a year ago.

While our construction and mining equipment business continued to excel in performance, our business of industrial machinery, vehicles and others improved steadily.

On October 18, 2006, Komatsu sold 51% of the shares of Komatsu Electronic Metals Co., Ltd. (KEM). The Company had held a total of 61.93%. As a result, starting in the third quarter period of the fiscal year ending March 31, 2007, KEM and its subsidiaries were no longer consolidated. For the 9-month period under review, Komatsu stated the gain on the sale of KEM and the operation results of KEM and its subsidiaries as a separate line item, “net income from discontinued operations,” in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, related figures for the corresponding period a year ago are also retrospectively reclassified.

Results by operation are summarized below. Segment profit by operation is based on net sales less cost of sales and selling, general and administrative expenses. Segment profit ratios are based on sales after eliminating inter-segment transactions.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the 9-month period continued to increase to ¥1,118.8 billion, up 20.1% over the corresponding period last year, registering record-high 9-month sales, as Komatsu stepped up its production capacity, secured procurements in cooperation with suppliers, and aggressively launched renewed models which are compliant with Tier 3 emission gas regulations against the backdrop of expanded market demand.

Segment profit reached ¥ 152.7 billion, up 55.6% over the previous 9-month period, reflecting expanded sales volume and improved selling prices. Similarly, segment profit ratio increased 3.1 percentage points, to 13.6% for the 9-month period under review.

In North America, while U.S. housing starts slowed down, sales advanced for the 9-month period, supported by strong demand from non-residential construction projects, highway-related works and resource developments. Sales also boosted in Europe, CIS, China, Oceania, the Middle East, Africa and Latin America. In Southeast Asia, demand had been slack since the end of 2005, but recovery of demand became evident in the second half period under review.

In Japan we successfully leveraged expanded demand from the rental equipment sector, as private-sector capital outlays increased. In January 2007, we embarked on the production of large equipment for mining use at the Ibaraki Plant in Hitachinaka City, Japan and at Komatsu India Private Limited in Chennai, India.

[Sales of Construction and Mining Equipment by Region]

	Billions of yen
	Nine months ended December 31, 2006 (A) 1USD=¥116 1EUR=¥149	Nine months ended December 31, 2005 (B) 1USD=¥113 1EUR=¥137	Changes Increase (A)-(B)
Japan	208.3	200.6	7.7	3.8%
The Americas	357.1	302.7	54.4	18.0%
Europe & CIS	211.4	164.6	46.8	28.4%
Asia & Oceania	165.5	144.8	20.7	14.3%
China	69.5	42.1	27.3	64.9%
The Middle East & Africa	106.7	76.2	30.5	40.1%

Total	1,118.8	931.2	187.6	20.1%

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and others increased 2.5%, to ¥214.9 billion for the 9-month period under review. Segment profit improved 18.9%, to ¥19.0 billion, and segment profit ratio, to 8.9%, up 1.3 percentage points over the corresponding period a year ago.

Major subsidiaries of this business segment, such as Komatsu Forklift Co., Ltd., Komatsu Industries Corporation and Komatsu Machinery Corporation, continued to expand their performance.

With respect to the business of large presses, Komatsu is reinforcing its production capacity while anticipating growing demand. We have recently launched production at the new Kanazawa Plant in Kanazawa City, Ishikawa Prefecture, Japan.

Concerning the outdoor power equipment (OPE) business of Komatsu Zenoah Co., Komatsu signed the definitive agreement with Husqvarna AB of Sweden on January 30, 2007, to sell this business after splitting off from Komatsu Zenoah Co. as a new company named Zenoah Co., Ltd.

As the definitive agreement to sell the OPE business of Komatsu Zenoah Co. was signed, this business will no longer be consolidated in Komatsu’s results. For the fiscal year ending March 31, 2007, Komatsu will state the results related to this business as a separate item, “net income from discontinued operations,” in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144.

Electronics

Consolidated net sales from the electronics business totaled ¥20.5 billion, a decline of 35.0% from the corresponding 9-month period a year ago. Segment profit dropped 41.3%, to ¥1.6 billion, and segment profit ratio fell by 0.9 percentage points, to 8.1% for the 9-month period under review.

While Komatsu Electronics Inc., engaging in the production and sales of semiconductor manufacturing equipment, improved its performance, the decline in sales and segment profit mainly reflects adverse effects of the sale of Advanced Silicon Materials LLC executed in the previous fiscal year.

4. Financial Conditions (Consolidated)

Total assets at December 31, 2006 amounted to ¥1,768.5 billion, an increase of ¥116.3 billion from the previous fiscal year-end. While tangible fixed assets decreased as a result of excluding Komatsu Electronic Metals Co., Ltd. (KEM) and its subsidiaries, this increase is attributable to growth in trade notes and accounts receivable as well as inventories resulting from expanded sales of construction and mining equipment. Meanwhile, interest-bearing debt declined by ¥18.3 billion, to ¥359.6 billion, reflecting the exclusion of KEM and its subsidiaries from consolidation.

Shareholders’ equity totaled ¥728.8 billion, up ¥105.8 from the previous fiscal year-end, reflecting expanded profits. As a result, shareholders’ equity ratio improved to 41.2%. Net debt-to-equity ratio* further improved to 0.38 at December 31, 2006, compared to 0.49 at the previous fiscal year-end.

*	Net DER = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/shareholders’ equity

5. Projection for the Entire Fiscal Year ending March 31, 2007 (Consolidated)

(From April 1, 2006 to March 31, 2007)

As the definitive agreement to sell the OPE business of Komatsu Zenoah Co. (KZ) was signed on January 30, 2007, the projections disclosed on October 31, 2006 are changed as below.

	Billions of yen
	FY ended March 31, 2006			FY ending March 31, 2007
	Results	Results excluding KEM*	Results excluding KZ’s OPE business** (a)	Excluding KEM*	Excluding KZ’s OPE business (b)	Changes (b)/(a)
Net sales	1,701.9	1,631.5	1,612.1	1,868.0	1,847.0	14.6%
Segment profit	176.4	165.9	164.4	237.0	236.0	43.5%
Operating income	176.7	164.8	163.3	231.0	230.0	40.8%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	169.0	157.1	155.7	220.0	219.0	40.6%
Net income from continuing operations	114.2	109.9	109.1	135.0	134.0	—
Net income from discontinued operations	—	4.3	5.1	10.0	11.0	—
Net income	114.2	114.2	114.2	145.0	145.0	26.9%

*	KEM: Komatsu Electronic Metals Co., Ltd. was sold to SUMCO Corporation on October 18, 2006.
**	Unaudited

Note:	As the definitive agreement to sell the OPE business of Komatsu Zenoah Co. was signed, this business will no longer be consolidated in Komatsu’s results. For the fiscal year ending March 31, 2007, Komatsu will state the results related to this business as a separate item, “net income from discontinued operations,” in the consolidated statements of income. The corresponding figures for previous fiscal years will also be retrospectively reclassified.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

	Millions of yen
	As of December 31, 2006	As of March 31, 2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥82,413	¥69,997	¥12,416
Time deposits	97	54	43
Trade notes and accounts receivable	428,977	397,998	30,979
Inventories	449,226	370,074	79,152
Other current assets	122,076	109,778	12,298

Total current assets	1,082,789	947,901	134,888

Long-term trade receivables	65,836	72,844	(7,008)

Investments	154,538	125,517	29,021

Property, plant, and equipment - Less accumulated depreciation	377,566	400,667	(23,101)

Other assets	87,777	105,196	(17,419)

Total	1,768,506	1,652,125	116,381

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	213,963	182,710	31,253
Trade notes and accounts payable	345,052	304,776	40,276
Income taxes payable	40,247	37,004	3,243
Other current liabilities	175,052	164,353	10,699

Total current liabilities	774,314	688,843	85,471

Long-term liabilities	246,448	292,416	(45,968)

Minority interests	18,930	47,869	(28,939)

Shareholders' equity:
Common stock	67,870	67,870	—
Capital surplus	137,145	136,137	1,008
Retained earnings	486,640	399,938	86,702
Accumulated other comprehensive income (loss)*	40,671	23,095	17,576
Treasury stock	(3,512)	(4,043)	531

Total shareholders' equity	728,814	622,997	105,817

Total	¥1,768,506	¥1,652,125	¥116,381

* Accumulated other comprehensive income (loss):
	As of December 31, 2006	As of March 31, 2006	Changes Increase (Decrease)
Foreign currency translation adjustments	¥9,831	¥(2,240)	¥12,071

Net unrealized holding gains on securities available for sale	41,818	36,910	4,908

Pension liability adjustments	(10,099)	(11,299)	1,200

Net unrealized holding gains (losses) on derivative instruments	(879)	(276)	(603)

Short & long-term debt	¥359,610	¥377,913	¥(18,303)

Condensed Consolidated Statements of Income

(For nine months ended December 31, 2006 and 2005)

	Millions of yen
	2006	2005	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Net sales	¥1,354,345	¥1,172,674	¥181,671	15.5
Cost of sales	969,035	861,197	107,838
Selling, general and administrative expenses	213,482	196,553	16,929
Other operating income (expenses)	(2,438)	7,342	(9,780)

Operating income	169,390	122,266	47,124	38.5

Other income (expenses)
Interest and dividend income	6,219	5,093	1,126
Interest expense	(11,134)	(9,067)	(2,067)
Other-net	(881)	(1,784)	903

Other income (expenses)	(5,796)	(5,758)	(38)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	163,594	116,508	47,086	40.4

Income taxes	63,050	32,979	30,071

Minority interests in income of consolidated subsidiaries	(4,569)	(4,191)	(378)

Equity in earnings of affiliated companies	2,594	1,104	1,490

Net income from continuing operations	98,569	80,442	18,127	22.5

Net income from discontinued operations	10,992	3,280	7,712	235.1

Net income	¥109,561	¥83,722	¥25,839	30.9

Notes:

1)      Starting from the first half period ended September 30, 2006, Komatsu changed its form of consolidated financial statement of income from single- to multiple-step. Operating income is expressed in conformity with U.S. GAAP.

2)      In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the result of discontinued operations, less applicable income taxes, is presented as net income from discontinued operations. Previously reported amounts have been reclassified accordingly.

Business Segment Information

(For nine months ended December 31, 2006 and 2005)

	Millions of yen
	2006 (A)			2005 (B)			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	1,137,036	152,701	13.4	946,989	98,124	10.4	190,047	54,577
Industrial Machinery, Vehicles and Others	288,923	19,084	6.6	271,934	16,049	5.9	16,989	3,035
Electronics	20,569	1,669	8.1	31,656	2,843	9.0	(11,087)	(1,174)
Subtotal	1,446,528	173,454	12.0	1,250,579	117,016	9.4	195,949	56,438
Corporate & Elimination	(92,183)	(1,626)	—	(77,905)	(2,092)	—	(14,278)	466

Total	1,354,345	171,828	12.7	1,172,674	114,924	9.8	181,671	56,904

Note:

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the operating results from the discontinued operations have been reclassified.

Consolidated Sales by Operation

(For nine months ended December 31, 2006 and 2005)

		Millions of yen
		2006 (A)		2005 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	208,332	15.4	200,625	17.1	7,707	3.8
	Overseas	910,483	67.2	730,578	62.3	179,905	24.6
		1,118,815	82.6	931,203	79.4	187,612	20.1
Industrial Machinery, Vehicles and Others	Japan	136,502	10.1	136,808	11.7	(306)	(0.2)
	Overseas	78,466	5.8	73,013	6.2	5,453	7.5
		214,968	15.9	209,821	17.9	5,147	2.5
Electronics	Japan	6,516	0.5	13,574	1.2	(7,058)	(52.0)
	Overseas	14,046	1.0	18,076	1.5	(4,030)	(22.3)
		20,562	1.5	31,650	2.7	(11,088)	(35.0)

Total	Japan	351,350	26.0	351,007	30.0	343	0.1
	Overseas	1,002,995	74.0	821,667	70.0	181,328	22.1
		1,354,345	100.0	1,172,674	100.0	181,671	15.5

Note:

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the operating results from the discontinued operations have been reclassified.

Reference:

Consolidated Business Results for Three Months from October through December 2006

(1)	Business Segment Information

	Millions of yen
	Three months ended December 31, 2006 (A)			Three months ended December 31, 2005 (B)			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	386,498	51,239	13.3	323,236	33,392	10.3	63,262	17,847
Industrial Machinery, Vehicles and Others	94,319	5,571	5.9	95,106	5,430	5.7	(787)	141
Electronics	7,153	651	9.1	9,880	364	3.7	(2,727)	287
Subtotal	487,970	57,461	11.8	428,222	39,186	9.2	59,748	18,275
Corporate & Elimination	(32,687)	505	—	(32,374)	(753)	—	(313)	1,258

Total	455,283	57,966	12.7	395,848	38,433	9.7	59,435	19,533

(2)	Consolidated Sales by Operation

		Millions of yen
		Three months ended December 31, 2006 (A)		Three months ended December 31, 2005 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	75,055	16.5	71,254	18.0	3,801	5.3
	Overseas	305,066	67.0	244,856	61.9	60,210	24.6
		380,121	83.5	316,110	79.9	64,011	20.2
Industrial Machinery, Vehicles and Others	Japan	44,564	9.8	44,075	11.1	489	1.1
	Overseas	23,446	5.1	25,784	6.5	(2,338)	(9.1)
		68,010	14.9	69,859	17.6	(1,849)	(2.6)
Electronics	Japan	2,349	0.5	4,030	1.0	(1,681)	(41.7)
	Overseas	4,803	1.1	5,849	1.5	(1,046)	(17.9)
		7,152	1.6	9,879	2.5	(2,727)	(27.6)

Total	Japan	121,968	26.8	119,359	30.1	2,609	2.2
	Overseas	333,315	73.2	276,489	69.9	56,826	20.6
		455,283	100.0	395,848	100.0	59,435	15.0

(3)	Sales of Construction and Mining Equipment by Region

	Millions of yen
	Three months ended December 31, 2006 (A)	Three months ended December 31, 2005 (B)	Changes Increase (A)-(B)
Japan	75,055	71,254	3,801	5.3%
The Americas	112,135	106,152	5,983	5.6%
Europe & CIS	75,922	58,880	17,042	28.9%
Asia & Oceania	57,880	41,188	16,692	40.5%
China	22,730	15,558	7,172	46.1%
The Middle East & Africa	36,399	23,078	13,321	57.7%

Total	380,121	316,110	64,011	20.2%

(end)